Filed by AbbVie Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Pharmacyclics, Inc.

Form S-4 File No.: 333-202921

Set forth below are excerpts from the AbbVie Inc. Q1 2015 earnings release conference call on April 23, 2015:

Excerpts:

Richard A. Gonzalez — Chairman of the Board and Chief Executive Officer

Importantly, we recently announced the acquisition of Pharmacyclics a strategic addition to our business that will provide significant benefit for our shareholders and the patients which we serve. Pharmacyclics acquisition will add another compelling growth platform to add these existing strong prospects in immunology and virology. It will accelerate AbbVie’s clinical and commercial presence in oncology, broadening our portfolio in hematological oncology, an attractive and rapidly growing market in a segment where we have several other assets in mid- and late-stage development.

While strategically important, this acquisition will also drive strong financial benefits. It further diversifies our revenue base and significantly enhances our revenue growth across our long-range plan. We expect the transaction will be accretive beginning in 2017 and significantly accretive in the years that follow. Specifically, as we have outlined, we expect accretion in excess of $0.60 per share in 2019, ramping to more than $1 per share by 2021. The addition of Pharmacyclics will augment AbbVie’s already strong position and growth prospects. We remain on track to complete the acquisition in the second quarter.

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Our 2015 guidance underscores our goal of driving industry leading growth this year, as we expect earnings per share growth of nearly 27% at the midpoint of our guidance range. Our strong first quarter performance certainly supports our ability to deliver on this objective, and we expect to be among the top performers over our long-range plan. In fact, given our execution across a number of fronts and the strategic actions that we have taken in the business and now the addition of Pharmacyclics, we’re well-positioned to generated top tier growth through the rest of this decade and beyond.

As we look at our business following the acquisition, we are strategically positioned with a number of compelling growth platforms. Clearly, we’re enthusiastic about our oncology franchise. The acquisition of Pharmacyclics is highly complementary with our existing oncology pipeline, which is comprised of five late-stage assets poised to launch over the next few years. This includes our BCL2 inhibitor, Venetoclax, and our dual PI3 kinase inhibitor, Duvelisib, both being investigated for the treatment of a wide range of blood cancers.

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We also anticipate numerous readouts on IMBRUVICA, including data from the RESONATE-2 study in CLL, Phase III monotherapy data in relapsed refractory mantle cell lymphoma, and additional details from the Phase III trial on relapsed refractory CLL. Our combined late-stage oncology franchise will represent a significant source of growth for AbbVie in the coming years with peak year sales estimated to exceed $15 billion.

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In closing, since AbbVie became an independent company, we’ve been focused on executing our key strategic priorities. We’ve established a strong track record, consistently exceeding our financial commitments, generating strong shareholder returns and driving leading performance of HUMIRA and other products in our portfolio. We’ve also built a promising late-stage pipeline, which will fuel our future growth, and we gained regulatory approval on several important products and advanced many more. We’ve set a strong foundation for the company. The addition of Pharmacyclics significantly strengthens our long-term growth prospects, positioning AbbVie for top tier growth for the rest of the decade and beyond.

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William J. Chase  — Executive Vice President of Finance and Chief Financial Officer

Our 2015 adjusted guidance range includes the previous communicated $0.20 dilutive impact of the Pharmacyclics acquisition. It excludes $0.53 of amortization and specified costs, including Pharmacyclics’ transaction costs booked in the first quarter. We plan to communicate specific profile guidance for the combined company as well as the 2015 accounting impacts of the transaction on our second quarter call in July.

Regarding the second quarter, we expect adjusted earnings per share of $1.04 to $1.06. This excludes roughly $0.09 of specified items and noncash amortization and includes a modest of Pharmacyclics dilution based on a partial quarter impact.

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Operator

Thank you. Our next question is from Steve Scala from Cowen.

<Q - Steve M. Scala>:

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And then lastly, what has been the tone and the substance of your conversations with partners J&J with the ibrutinib and Roche with ABT-199 post the news of the Pharmacyclics acquisition? It would seem that there could be some issues and/or concerns and I’m just wondering if that’s the case? Thank you.

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<A - Richard A. Gonzalez>: The partner aspect of it, I mean first let me start with J&J. Obviously Pharmacyclics is an independent company right now, and the relationship that they have with J&J is not something that we can interfere with or be directly involved in. We’ve had communication with J&J. It’s been very, very positive. You know, we’ve worked with J&J in other aspects of relationships that we’ve had in our prior experience with Abbott, and they’re a fine company. I think the relationship will work extremely well. I’d make similar comments about Roche. I think Roche, Genentech we’ve had very good relationships with and we don’t anticipate any challenges in managing our way through this relationship between the two partners.

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Operator

Thank you. Our next question is from Chris Schott from JPMorgan.

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<Q - Christopher Thomas Schott>:

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Second question was on leverage and business development priorities post PCYC. What is the sense of urgency at this point to add or build upon existing growth verticals with further end market product acquisitions post this deal? Is that still a priority or should we think about AbbVie kind of coming back to focusing on some of these earlier stage, more R&D-focused transactions going forward? Thanks very much.

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<A - Richard A. Gonzalez>:

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On the BD priorities post-deal, if I understand the question correctly, are we looking to go out and find another large growth platform? The answer is no. We’ve obviously made a significant commitment here with the acquisition of Pharmacyclics, and it positions us well in this sector. And ultimately, it was a platform play for us and it’s a platform play that we would assume that we needed or wanted going forward. So now I think you will see us go back to a similar kind of strategy that we had before, which is more looking for individual products that we can build out the areas that we have specific therapeutic interest in, like immunology, like virology, like oncology, and continuing to add on to that, potentially some tuck-in kinds of acquisitions, smaller acquisitions to add to it, but more of what you’ve seen from us in the past.

<Q - Christopher Thomas Schott>: Great. Thanks very much.

<A - Larry Peepo>: Thanks, Chris. And operator, we have time for one more question, please.

Operator

Thank you. Our final question today is from Colin Bristow from Bank of America.

<Q - Colin N. Bristow>:

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And then just one quick one on IMBRUVICA, where your peers recently entered into a partnership with a BTK inhibitor for autoimmune conditions including RA; is this something you plan to pursue with IMBRUVICA? Thanks.

<A - Michael E. Severino>:

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With respect to IMBRUVICA with BTK inhibition in autoimmune disorders, obviously that’s something that has been a focus of research for a number of companies, including ourselves. It’s something we’ll continue to investigate. I think we will be positioned very well to pursue that aggressively given our extensive experience in immunology and post-close, given PCYC’s experience in BTK inhibition. So it’s certainly something that we would keep a close eye on, something that we would pursue.

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Forward-Looking Statements

Some statements in this communication may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995.  The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements.  AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the likelihood that the Pharmacyclics transaction is consummated and the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry.  Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2014 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission.  AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Pharmacyclics, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that AbbVie filed with the Securities and Exchange Commission (“SEC”) on March 23, 2015, each as amended.

Investors and security holders of Pharmacyclics are urged to read the tender offer statement on Schedule TO, filed on March 23, 2015 (as amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed on March 23, 2015 (as amended, the “Registration Statement”), and the solicitation/recommendation statement filed by Pharmacyclics on Schedule 14D-9, filed on March 23, 2015 (as amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the Offer.

In addition to the Schedule TO, the Schedule 14D-9 and the Registration Statement described above, AbbVie and Pharmacyclics file annual, quarterly and current reports, proxy statements and other information with the SEC. The Schedule TO, the Schedule 14D-9, the Registration Statement and any other relevant materials, and any other documents filed with the SEC by AbbVie or Pharmacyclics, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.abbvieinvestor.com and http://www.pharmacyclics.com, respectively.

Free copies of the exchange offer materials (including the Registration Statement and the Schedule TO) are also available on AbbVie’s website at www.abbvieinvestor.com and copies of the Schedule 14D-9 are available on Pharmacyclics’ website at http://www.pharmacyclics.com. Copies of the exchange offer materials (including the Registration Statement and the Schedule TO) may also be obtained free of charge from Georgeson Inc., the information agent for the exchange offer, by calling, toll-free, (888) 680-1528 or emailing PCYC@georgeson.com.